

May 17, 2012

Via E-Mail
Ms. Kathy Willard
Chief Financial Officer
Live Nation Entertainment, Inc.
9348 Civic Center Drive
Beverly Hills, California 90210

> **Re: Live Nation Entertainment, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-32601**

Dear Ms. Willard:

We have reviewed your response letter dated May 7, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Management's Discussion & Analysis
Critical Accounting Policies and Estimates, page 73
Income Taxes, page 76

1. We note from your response to our prior comment the countries that comprise 95% of the reconciling item labeled "differences of foreign taxes from U.S. statutory rates" within the rate reconciliation table in Note 10 are Luxembourg, Ireland, the United Kingdom and the Netherlands. In light of the fact it appears you have derived a substantial amount of profit in a country that is considered a tax haven (Ireland), we believe you should revise your discussion to disclose these countries in which you have generated substantial profit with very low tax rates. We believe that this disclosure is consistent with the objectives in the guidance in Item 303(a)(3)(i) of Regulation S-K. Please revise accordingly.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief